                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                           AMERICAN BUILDINGS COMPANY
                                       AT

                               $36 NET PER SHARE

                                       BY

                             ABCO ACQUISITION CORP.
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                            [ONEX CORPORATION LOGO]

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
          TIME, ON MONDAY, MAY 10, 1999, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER AMONG ABCO HOLDINGS CORP., ABCO ACQUISITION CORP. AND AMERICAN BUILDINGS COMPANY. THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (WITH ONE DIRECTOR NOT PRESENT) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER DESCRIBED HEREIN AND DEEMED THEM TO BE ADVISABLE, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK OF THE COMPANY WHICH, TOGETHER WITH THE SHARES THEN OWNED BY ABCO ACQUISITION CORP. AND ITS AFFILIATES, WOULD CONSTITUTE A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY-DILUTED BASIS AND (2) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED. SEE SECTIONS 15 AND 16. THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING.

     Warburg Dillon Read LLC, financial advisor to the Company, has delivered to the Board of Directors of the Company its written opinion to the effect that, as of April 7, 1999, the $36 in cash to be received by the holders of Shares in the Offer and the Merger described below is fair to such holders from a financial point of view. The full text of the written opinion of Warburg Dillon Read LLC containing the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion as well as the limitations of such opinion is included with the Company's solicitation/recommendation statement on
Schedule 14D-9, which is being mailed to stockholders of the Company concurrently herewith. Stockholders of the Company are urged to read the full text of such opinion in conjunction with the Offer.
                            ------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or a portion of such stockholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to American Stock Transfer & Trust Company, which is acting as the Depositary (in such capacity, the "Depositary"), or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.
                            ------------------------

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.

April 13, 1999

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
INTRODUCTION.....................................................    4
 1.  Terms of the Offer..........................................    7
 2.  Acceptance for Payment and Payment for Shares...............    8
 3.  Procedure for Tendering Shares..............................    9
 4.  Withdrawal Rights...........................................   12
 5.  Certain United States Federal Income Tax Consequences.......   13
 6.  Price Range of Shares.......................................   14
 7.  Effect of the Offer on the Market for the Shares, Inclusion
     in the Nasdaq National Market and Exchange Act
     Registration................................................   14
 8.  Certain Information Concerning the Company..................   15
 9.  Certain Information Concerning Parent, Purchaser and Onex...   19
10.  Source and Amount of Funds..................................   20
11.  Background of the Offer; Past Contacts, Transactions or
     Negotiations with the Company...............................   21
12.  Purpose of the Offer and the Merger; Short Form Merger;
     Plans for the Company; Appraisal Rights; Going Private
     Transactions................................................   23
13.  Merger Agreement; Certain Other Agreements..................   25
14.  Dividends and Distributions.................................   34
15.  Certain Conditions of the Offer.............................   34
16.  Certain Regulatory and Legal Matters........................   36
17.  Fees and Expenses...........................................   37
18.  Miscellaneous...............................................   38
SCHEDULE I: Information Concerning Directors and Executive
  Officers of Parent, Purchaser and Onex and Purchases of Company
  Shares by Onex and its Affiliates..............................  I-1

To the Holders of Common Stock of American Buildings Company:

                                  INTRODUCTION

     ABCO Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of ABCO Holdings Corp., a Delaware corporation ("Parent") and an indirect wholly-owned subsidiary of Onex Corporation, an Ontario corporation ("Onex"), hereby offers to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American Buildings Company, a Delaware corporation (the "Company"), at a purchase price of $36 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as the same may be amended or supplemented from time to time, constitute the "Offer"). Parent and Purchaser were organized by Onex, a Canadian public company which focuses its investments in companies which are leaders in their industries. See Section 9.

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See
Section 2. Purchaser will pay all charges and expenses of Morrow & Co., Inc., which is acting as Information Agent (the "Information Agent"), and American Stock Transfer & Trust Company, which is acting as Depositary (the "Depositary"), incurred in connection with the Offer. See Section 17.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 7, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). See Section 13. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Onex. At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of the holders thereof, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, the Company or any of the Company's subsidiaries, which shall be canceled, and other than Dissenting Shares (as defined in the Merger Agreement)) will be converted into and represent the right to receive, without interest, the price paid for each Share in the Offer (the "Merger Consideration"). The Merger Agreement is more fully described in Section 13. Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in Section 5.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (WITH ONE DIRECTOR NOT PRESENT) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DEEMED THEM TO BE ADVISABLE, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board of Directors of the Company (the "Board") as will give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), up to that percentage of the total number of directors on the Board (giving effect to the election of any additional directors described below) equal to the percentage of then outstanding Shares so accepted for payment, together with Shares owned by Parent or any of its affiliates, and the Company shall, at such time, cause Purchaser's designees to be so elected by its existing Board; provided, however, that in the event that such designees are elected to the Board, until the Effective Time the Board must have at least two directors who were directors on the date of the Merger Agreement and are not officers of the Company ("Independent Directors"). Following the election of Purchaser's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the affirmative vote of a majority of the Independent Directors.

     If Purchaser acquires at least 90% of the Shares, Delaware law permits it to effect the Merger without a stockholders' meeting and without the approval of, or further notice to, the other Company stockholders. Purchaser intends to cause the Merger to become effective as soon as reasonably practicable. Once the Offer is consummated, if permitted by applicable law and regulation, and in any event upon consummation of the Merger, Purchaser intends to cause the Company to file applications to withdraw the Shares from listing and trading on The Nasdaq National Market and to terminate the registration of the Shares under the Exchange Act.

     The total amount of funds required by Purchaser to purchase all Shares pursuant to the Offer and the Merger, and to pay the related fees and expenses, is estimated to be approximately $215 million. Onex has agreed to provide, or cause to be provided, such amount to Purchaser.

     The Offer does not constitute a solicitation of proxies for any meeting of the Company's stockholders, nor does this Offer constitute a solicitation of consents. Any such solicitation which Purchaser, Parent or Onex might make would only be pursuant to separate proxy or consent materials, as the case may be, in compliance with the requirements of the Exchange Act.

CERTAIN CONDITIONS TO THE OFFER

     The Offer is subject to the fulfillment of certain conditions, including the following:

     THE MINIMUM CONDITION. THE CONSUMMATION OF THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PURCHASER AND ITS AFFILIATES, WOULD CONSTITUTE A MAJORITY OF OUTSTANDING SHARES ON A FULLY-DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). "On a fully-diluted basis" means, as of the date of the purchase of Shares pursuant to the Offer, the number of Shares outstanding, together with Shares the Company is required to issue pursuant to outstanding and unexpired options to purchase Shares, whether or not exercisable.

     The Company has informed Purchaser that, as of April 6, 1999, 5,076,180 Shares were issued and outstanding and 951,310 shares were reserved for issuance pursuant to outstanding options to acquire Shares. Based on the foregoing, there are 6,027,490 Shares outstanding on a fully-diluted basis. Purchaser and its affiliates currently beneficially own 255,000 Shares. Accordingly, the Minimum Condition would be satisfied if 2,758,746 Shares are validly tendered and not withdrawn.

     The Company has informed Purchaser that, to the best knowledge of the Company, all of its directors and executive officers currently intend to tender pursuant to the Offer all Shares owned of record or beneficially by such persons, other than Shares issuable upon the exercise of stock options and Shares, if any, which, if tendered, could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act. The Company's directors and executive officers currently own 181,961 Shares (excluding Shares issuable upon exercise of options), representing approximately 3.6% of the outstanding Shares.

     THE HSR CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE EXPIRATION OR TERMINATION, PRIOR TO THE EXPIRATION DATE, OF THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER (THE "HSR ACT"), APPLICABLE TO THE ACQUISITION OF THE SHARES PURSUANT TO THE OFFER.

     Parent intends to cause its ultimate parent to file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Premerger Notification and Report Form under the HSR Act with respect to the Offer. If such filing is made on April 13, 1999, Parent anticipates that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on April 28, 1999, unless extended. See Section 16.

     Certain other conditions to the consummation of the Offer are described in
Section 15. Purchaser expressly reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer, except that Purchaser may not waive the Minimum Condition without the consent of the Company. See Section 15.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, May 10, 1999, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), Purchaser expressly reserves the right, in its sole discretion, to waive the Minimum Condition or any terms or other conditions of the Offer or to make any other changes in the terms and conditions of the Offer. However, the Merger Agreement provides that Purchaser may not, without the written consent of the Company, (i) waive the Minimum Condition, (ii) reduce the number of Shares to be purchased in the Offer or the Offer Price, (iii) modify or add to the conditions described in Section 15, (iv) change the form of consideration to be paid in the Offer, (v) except as provided in the Merger Agreement (as described in Section
13), extend the Offer or (vi) amend any other term of the Offer in a manner adverse to the holders of Shares.

     Pursuant to the Merger Agreement, Purchaser has agreed to accept for payment and pay for all Shares that have been validly tendered and not withdrawn pursuant to the Offer as soon as practicable following expiration of the Offer, provided that all conditions to the Offer set forth in Section 15 shall have been satisfied or waived by Purchaser.

     If by 12:00 Midnight, New York City time, on Monday, May 10, 1999 (or any other time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement (including the limitations described above) and to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to the tendering stockholders, (ii) waive all of the unsatisfied conditions (except the Minimum Condition, which may not be waived without the Company's consent) and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn, (iii) extend the Offer in a manner permitted under the Merger Agreement and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) delay acceptance for payment of, or payment for, the Shares, subject to complying with applicable law, until satisfaction or waiver of the conditions of the Offer.

     There can be no assurance that Purchaser will exercise its right to extend the Offer.

     Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, Purchaser also expressly reserves the right, at any time and from time to time, in its sole discretion, to (i) delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment or (ii) terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, if any of the conditions referred to in Section 15 have not been satisfied or upon the occurrence of any of the events specified in Section 15, and (iii) waive any condition or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary. Purchaser's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. The rights reserved by Purchaser in this paragraph are in addition to Purchaser's rights to terminate the Offer pursuant to Section 15.

     Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, or termination or amendment of the Offer, will be followed, as promptly as practicable, by public announcement thereof, such announcement, in the case of an extension, to be issued not later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission. For the purposes of the Offer, "Business Day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten Business Day period is generally required to allow for adequate dissemination to stockholders and investor response. The requirement to extend the Offer will not apply to the extent that the number of Business Days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such change.

     Consummation of the Offer is conditioned upon satisfaction of, among other things, the Minimum Condition. If Purchaser waives the Minimum Condition (with the Company's consent) during the last five Business Days during which the Offer is open, Purchaser will be required to extend the Expiration Date so that the Offer will remain open for at least five Business Days after the announcement of such waiver or amendment is first published, sent or given to holders of Shares.

     In connection with the Offer, the Company has provided or will provide Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in depositories for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions set forth in Section 15. Subject to compliance with Rule 14e-1(c) under the Exchange Act and any other applicable rules and regulations of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including the HSR Act. See
Section 16.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in Section 3, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under this Offer to Purchase, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and, subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4.

     UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates representing such unpurchased or untendered Shares will be returned (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), without expense to the tendering stockholder as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, Purchaser increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

3.  PROCEDURE FOR TENDERING SHARES.

     Valid Tenders.  For Shares to be validly tendered pursuant to the Offer,
(i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Transmittal Letter, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or
(ii) the guaranteed delivery procedure set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. If Share certificates are forwarded to the Depositary in multiple deliveries, a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, must accompany each such delivery.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility prior to the Expiration Date, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantee. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

     If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which The Nasdaq National Market (the "Nasdaq National Market") operated by the National Association of Security Dealers, Inc. (the "NASD"), is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a timely Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Depositary actually receives certificates for Shares or Book-Entry Confirmation with respect to Shares. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, Onex, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Appointment of Proxies. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's right with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all non-cash dividends, distributions, rights, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase (collectively, the "Distributions")). All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of the Shares by Purchaser. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and any Distributions, be empowered to exercise all voting and other rights of such stockholder with respect to the Shares and any Distributions as they, in their sole judgment, deem proper in respect of any annual or special meeting of the Company's stockholders, any adjournment or postponement thereof, actions by written consent in lieu of such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and any Distributions, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) or acting by written consent without a meeting in respect of such Shares.

     Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding with respect to payment for the Shares purchased pursuant to the Offer, each tendering stockholder must provide the Depositary with his or her correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 5 and Instruction 8 of the Letter of Transmittal. If the stockholder is a nonresident alien or foreign entity not subject to backup withholding, the stockholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

     A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after April 7, 1999), and (ii) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 11, 1999. If purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to and duly exercise withdrawal rights as set forth in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

     All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of Purchaser, Parent, Onex, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. The following is a summary of the principal United States federal income tax consequences of the Offer and the Merger to holders all of whose Shares are purchased pursuant to the Offer or converted to cash in the Merger (including pursuant to the exercise of appraisal rights). This summary is for general information only and does not purport to be a complete analysis of all the potential tax effects of the Offer and the Merger. This summary is based on current law, which is subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations could be retroactive and could affect the tax consequences to holders whose Shares are purchased pursuant to the Offer. The discussion does not purport to deal with all aspects of United States federal income taxation that may affect any particular holder in light of such holder's individual investment circumstances, and is not intended for certain types of holders subject to special treatment under the United States federal income tax law (e.g., holders of Shares in whose hands Shares are not capital assets, holders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, non-United States persons or persons who hold their Shares as part of a hedge, straddle, or conversion transaction).

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH STOCKHOLDER AND THE PARTICULAR TAX EFFECTS TO SUCH STOCKHOLDER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes, and also may be a taxable transaction under applicable state, local, foreign and other tax laws. In general, for United States federal income tax purposes, a holder of Shares that receives cash pursuant to the Offer or the Merger will recognize gain or loss equal to the difference between his or her adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss generally will be capital gain or loss, provided the Shares are a capital asset in the hands of a stockholder and the stockholder retains no interest in the Company, and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. If a holder exercises such holder's appraisal rights and receives an amount treated as interest for federal income tax purposes, such amount will be taxed as ordinary income.

     Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the holder (a) fails to furnish such holder's social security number or taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) is subject to backup withholding due to previous failures to file a federal income tax return including reportable interest or dividend payments, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that such holder is not subject to backup withholding due to previous failures to file a federal income tax return including reportable interest or dividend payments. Backup withholding is not an additional tax, but rather it is an advance tax payment that is subject to refund if and to the extent that it results in an overpayment of tax. Certain taxpayers are generally exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering holders of Shares may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 3.

     6. PRICE RANGE OF SHARES. The Shares are included in the Nasdaq National Market under the symbol "ABCO". The following table sets forth, for the periods indicated, the reported high and low closing sales prices per Share on the Nasdaq National Market (i) as reported in the Company's Annual Report on Form 10-K with respect to the fiscal years ended December 31, 1998 and 1997 and (ii) as reported by published financial sources with respect to the period after December 31, 1998.

                                                            HIGH        LOW
                                                           -------    -------
1997:
  First Quarter..........................................  $29.00     $    23.375
  Second Quarter.........................................   29.50          24.75
  Third Quarter..........................................   30.125         26.00
  Fourth Quarter.........................................   30.75          25.00
1998:
  First Quarter..........................................  $30.50     $    25.50
  Second Quarter.........................................   34.75          28.375
  Third Quarter..........................................   31.50          23.00
  Fourth Quarter.........................................   24.75          20.00
1999:
  First Quarter..........................................  $24.50     $    18.625
  Second Quarter (through April 12)......................  $35.125    $    18.50

     On April 7, 1999, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, the closing sales price per Share on the Nasdaq National Market as reported by published financial sources was $21.875. On April 12, 1999, the last full day of trading prior to the commencement of the Offer, the last reported sales price per Share was $35.0625. HOLDERS OF SHARES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has never paid cash dividends on the Shares. The Company's credit agreement prohibits the payment of cash dividends on the Shares. In addition, the Merger Agreement provides that the Company will not declare, set aside or pay any dividends on, or make any other distributions in respect of, its capital stock, including the Shares. See Section 14.

     7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, INCLUSION IN THE NASDAQ NATIONAL MARKET AND EXCHANGE ACT REGISTRATION. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, and could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser.

     The Shares are currently listed on the Nasdaq National Market, which constitutes the principal trading market for the Shares. Depending upon aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the quantitative maintenance criteria of the Nasdaq National Market for continued inclusion in the Nasdaq National Market and may cease to be authorized for quotation on such market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the Nasdaq National Market, the market for the Shares could be adversely affected. According to the Nasdaq National Market's published guidelines, in order for the Shares to be eligible for continued inclusion in the Nasdaq National Market, there must continue to be, among other things, (i) at least 1,100,000 publicly held Shares, held by at least 400 round lot stockholders, with a market value of at least $15 million, or (ii) net tangibles assets of at least $4 million, at least 750,000 publicly held Shares, held by at least 400 round lot stockholders, with a market value of at least $5 million. If the Shares are no longer eligible for inclusion in the Nasdaq National Market, they may nevertheless continue to be included in the Nasdaq SmallCap Market unless, among other things, the number of publicly held Shares is less than 500,000, or there are fewer than 300 round lot stockholders in total. If the Shares are no longer eligible for inclusion in the Nasdaq National Market or the Nasdaq SmallCap Market, the Shares might still be quoted on the OTC Bulletin Board. According to the Company, there were approximately 80 holders of record of Shares as of March 17, 1999. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the Nasdaq National Market for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

     If the Nasdaq National Market were to delist the Shares (which Purchaser intends to cause the Company to seek if it acquires control of the Company and the Shares no longer meet the Nasdaq National Market listing requirements), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of such Shares. It is the intention of Purchaser to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of such Shares are met. If such registration were terminated, the Company would no longer legally be required to disclose publicly, in proxy materials distributed to stockholders, the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the Company would no longer be subject to Rule 13e-3 under the Exchange Act relating to "going private" transactions; and the officers, directors and 10% stockholders of the Company would no longer be subject to the "short swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended.

     If registration of the Shares has not been terminated prior to the Merger, then following the consummation of the Merger the Shares will no longer be included in any tier of The Nasdaq Stock Market, Inc. and the registration of the Shares under the Exchange Act will be terminated.

     The Shares are currently "margin securities" under the regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, such Shares would no longer be "margin securities."

     8. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although none of Purchaser, Parent or Onex has any knowledge that would indicate that statements contained herein based upon such documents are untrue, none of Purchaser, Parent or Onex assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, Parent or Onex.

     The Company is a Delaware corporation with its principal executive offices located at 1150 State Docks Road, Eufaula, Alabama 36027. The Company is a diversified manufacturer and marketer of construction products and services for non-residential and residential applications. The Company designs, manufactures and sells metal building systems, which consist of structural framing and wall and roof panels, for industrial, commercial and institutional markets. The Company's metal building systems are generally custom-designed to meet the specific needs of the end-user and to allow for easy on-site assembly by builders and independent erectors. The Company markets its metal building systems nationwide through approximately 1,120 authorized builder/dealers. The Company has a separate roofing products sales, engineering and customer service organization, which markets and sells the Company's roofing products to its builder/dealer network and approximately 370 preferred roofing contractors. The Company also provides specialty engineering services for large, complex building structures, manufactures and markets mini-warehouses to serve the self-storage market and secondary building components to serve the Company's builder/dealers and roofers as well as the general construction industry, and paints steel coils. In addition, the Company manufactures and markets steel sectional upward acting doors for residential, commercial and self-storage applications, as well as light gauge steel framing systems and roof trusses. The Company also operates an ICC-licensed trucking subsidiary. The Company markets its products throughout North America and in selected international countries.

     Set forth below is certain summary consolidated financial data with respect to the Company excerpted from financial information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998. More comprehensive financial information is included in such report and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such report and such other documents and all the financial information (including any related notes) contained therein. Such report and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                           AMERICAN BUILDINGS COMPANY

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1998       1997       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $440,660   $311,967   $272,991   $281,450   $204,666
                                          --------   --------   --------   --------   --------
Costs and expenses:
  Cost of sales.........................   368,941    256,285    228,321    228,088    164,694
  Selling, general and administrative...    37,885     27,607     24,190     26,567     21,830
                                          --------   --------   --------   --------   --------
                                           406,826    283,892    252,511    254,655    186,524
                                          --------   --------   --------   --------   --------
Operating income........................    33,834     28,075     20,480     26,795     18,142
Interest expense (income), net..........     4,981      1,061        143       (175)     1,369
                                          --------   --------   --------   --------   --------
Income from continuing operations before
  income taxes..........................    28,853     27,014     20,337     26,970     16,773
Provision for income taxes(1)...........    11,108     10,401      7,830      9,380      6,318
                                          --------   --------   --------   --------   --------
Income for continuing operations........    17,745     16,613     12,507     17,590     10,455
Discontinued operations(3):
  Loss from operations..................    (1,404)      (762)       (60)        --         --
  Loss on disposal......................    (1,746)        --         --         --         --
                                          --------   --------   --------   --------   --------
Income before extraordinary item(2).....    14,595     15,851     12,447     17,590     10,445
Extraordinary loss on early
  extinguishment of long-term debt(2)...        --         --         --         --     (2,425)
                                          --------   --------   --------   --------   --------
Net income(1)...........................  $ 14,595   $ 15,851   $ 12,447   $ 17,590   $  8,030
                                          ========   ========   ========   ========   ========

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1998       1997       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings per share -- Diluted(4):
  Income from continuing
     operations(1)......................  $   3.15   $   2.94   $   2.07   $   2.68   $   1.81
Discontinued operations(3):
  Loss from operations..................     (0.25)     (0.13)     (0.01)        --         --
  Loss on disposal......................     (0.31)        --         --         --         --
                                          --------   --------   --------   --------   --------
Income before extraordinary item(2).....  $   2.59   $   2.81   $   2.06   $   2.68   $   1.81
Extraordinary loss on early
  extinguishment of long-term debt(2)...        --         --         --         --      (0.42)
                                          --------   --------   --------   --------   --------
Net income per common and common
  equivalent share(1)(4)................  $   2.59   $   2.81   $   2.06   $   2.68   $   1.39
                                          ========   ========   ========   ========   ========
Weighted average number of common
  and common equivalent shares
  outstanding -- Diluted(4).............     5,629      5,649      6,040      6,554      5,780
                                          ========   ========   ========   ========   ========

                                                           AS OF DECEMBER 31,
                                           ---------------------------------------------------
                                             1998       1997       1996       1995      1994
                                           --------   --------   --------   --------   -------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..........................  $ 46,060   $ 34,293   $ 12,965   $ 27,116   $18,182
Total assets.............................   214,716    209,164    100,681    101,343    85,149
Current maturities of long-term
  debt(5)................................     5,236     13,839        970        970     1,863
Long-term debt, net of current
  maturities.............................    67,774     71,395     10,753      7,760    12,376
Stockholders' equity(6)..................    70,745     55,796     41,466     53,511    37,075

---------------
(1) In 1995, the Company eliminated a valuation allowance on net operating loss carry forwards which resulted in a one-time reduction of its tax provision and corresponding increase in net income of $1,005,000, or $0.15 per share.

(2) In 1994, the Company incurred an extraordinary loss of $2,425,000 (net of applicable tax benefit of $1,436,000), resulting from the write-off of the deferred financing costs and unamortized discount related to the early extinguishment of its remaining senior notes which were repaid with the proceeds from the Company's initial public offering.

(3) In December 1998, the Company announced the closing of its American Modular Technologies division ("AMT"), which it had acquired in November 1996. The transaction has been accounted for as a Discontinued Operation and resulted in the Company recording a loss from operations of $1,404,000, net of applicable tax benefits of $878,000, and a loss from disposal of discontinued operation of $1,764,000, net of applicable tax benefit of $1,094,000, in 1998. Data for 1996 and 1997 were restated accordingly.

(4) The share and per share information for 1996, 1995 and 1994 has been restated to reflect share and per share information in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," which was required to be adopted by the Company effective with its financial statements for the year ended December 31, 1997.

(5) Includes $10,624,000 at December 31, 1997 used to cash collateralize letters of credit issued by its previous lenders until replacement letters of credit were issued. As replacement letters of credit were issued in 1998, the cash was used to pay down the credit facility.

(6) Includes a reduction of $28,688,000, $28,451,000, $26,531,000 and $1,071,000
    in 1998, 1997, 1996 and 1995, respectively, which represents Treasury Stock purchased by the Company.

     Set forth below is certain summary consolidated financial data of the Company for the three months ended March 31, 1999 and 1998 and as of March 31, 1999, as publicly announced by the Company on April 13, 1999.

                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                           ----------------------
                                                             1999         1998
                                                           ---------    ---------
                                                               (IN THOUSANDS,
                                                           EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales................................................   $95,871      $95,853
Operating income.........................................     4,838        4,413
Income from continuing operations........................     2,295        1,929
Loss from operations of discontinued business............        --         (295)
Net income...............................................   $ 2,295      $ 1,634
                                                            =======      =======
PER SHARE DATA -- DILUTED
Income from continuing operations........................   $  0.42      $  0.34
Loss from operations of discontinued business............        --        (0.05)
                                                            -------      -------
Net income...............................................   $  0.42      $  0.29
                                                            =======      =======
Weighted average Shares -- Diluted.......................     5,451        5,633

                                                                MARCH 31,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash........................................................     $  3,611
Working capital, excluding cash.............................       42,190
Long-term debt..............................................       71,260
Total equity (net of treasury stock)........................       68,333
Treasury stock..............................................      (33,406)

     Other Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission in Washington, D.C., and at the regional offices of the Commission located in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services. The Commission filings are also available at the Internet web site maintained by the Commission at "http://www.sec.gov".

     Information Provided to Onex. The Company does not as a matter of course publicly disclose its internal budget and strategic plans as to future revenues, earnings or financial condition. However, in the course of discussing the proposed transaction with Onex, the Company discussed with Onex certain business and financial information that Onex believes was not and is not publicly available. Such information included, among other things, certain budget and strategic business plan information (together, the "Company Plan") prepared by management of the Company. The Company Plan does not take into account any of the potential effects of the Merger. The Company Plan discloses, among other things, that management's revenue estimates for calendar years 1999 and 2000 are approximately $464.3 million and $532.1 million, respectively, and that estimated net income for the same periods is approximately $18.9 million and $25.7 million, respectively.

     THE FOREGOING ESTIMATES CONSTITUTE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES ARE DISCUSSED IN GREATER DETAIL IN THE COMPANY'S PERIODIC FILINGS WITH THE COMMISSION. THE COMPANY PLAN WAS PREPARED SOLELY FOR INTERNAL USE AND NOT WITH A VIEW TO PUBLIC DISCLOSURE OR TO COMPLY WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE ASSUMPTIONS UNDERLYING THE COMPANY ESTIMATES ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES (INCLUDING FINANCIAL MARKET CONDITIONS), MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THE COMPANY PLAN INFORMATION IS INCLUDED HEREIN ONLY BECAUSE SUCH INFORMATION WAS PROVIDED TO ONEX. NONE OF THE COMPANY, ONEX, PURCHASER OR PARENT OR ANY PARTY TO WHOM THE COMPANY PLAN INFORMATION WAS PROVIDED GIVES ANY ASSURANCE AS TO THE ACCURACY OF SUCH INFORMATION. THE COMPANY HAS INFORMED ONEX THAT THE COMPANY'S INTERNAL FINANCIAL FORECASTS (UPON WHICH THE ESTIMATES PROVIDED TO ONEX WERE BASED) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE AND BUDGETING AND OTHER MANAGEMENT DECISION-MAKING PURPOSES, AND ARE SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO VARIOUS INTERPRETATIONS AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. THERE CAN BE NO ASSURANCE THAT THE COMPANY PLAN WILL BE REALIZED, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH ABOVE. THE COMPANY'S INDEPENDENT AUDITORS HAVE NOT EXAMINED OR COMPILED THE ABOVE ESTIMATES AND ACCORDINGLY ASSUME NO RESPONSIBILITY FOR THEM. FOR THESE REASONS, AS WELL AS THE BASES ON WHICH SUCH PLANS WERE COMPLETED, THE INCLUSION OF SUCH PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS FACT OR AN INDICATION THAT ONEX, PURCHASER OR PARENT OR ANY OTHER PARTY WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS. NONE OF THE COMPANY, ONEX, PURCHASER OR PARENT OR THE COMPANY'S FINANCIAL ADVISOR ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF ANY OF THE ESTIMATES.

     9. CERTAIN INFORMATION CONCERNING PARENT, PURCHASER AND ONEX. Parent and Purchaser, each a Delaware corporation formed on April 5, 1999, were formed by Onex for the purpose of acquiring the Company and have not conducted any unrelated activities since their formation. All of the outstanding common stock of Purchaser is owned by Parent. All of the outstanding common stock of Parent is owned by Onex American Holdings LLC, an indirect wholly-owned subsidiary of Onex.

     Onex is a diversified company with annual consolidated revenues of $(Cdn.)8.8 billion, consolidated assets of $(Cdn.)6.8 billion and 53,000 employees. Onex was ranked the 9th largest company in Canada in The Financial Post 500. It operates through autonomous subsidiaries that are leaders in their industries. They include Sky Chefs, Inc., Celestica Inc., ClientLogic, Lantic Sugar Limited, Dura Automotive Systems, Inc., Tower Automotive, Inc., Phoenix Pictures Inc. and Vencap, Inc. Onex shares trade on the Toronto and Montreal exchanges under the stock symbol OCX.

     Onex is not subject to the informational requirements of the Exchange Act. However, it is subject to the informational requirements of various securities laws in Canada and files annual, quarterly and special reports, proxy statements and other information with the Canadian securities authorities (the "CSAs"). Any reports, statements or other information that Onex files with the CSAs are electronically available through the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") on the Internet web site maintained by the CSAs at "http://www.sedar.com". The financial information concerning Onex available through SEDAR is prepared in accordance with generally accepted accounting principles in Canada, which differ from generally accepted accounting principles in the United States. The information filed by Onex with the CSAs is not incorporated by reference into this Offer to Purchase.

     The business address of each of Parent and Purchaser is c/o Onex Investment Corporation, 712 Fifth Avenue, 40th Floor, New York, New York 10019 and of Onex is Canada Trust Tower, 161 Bay Street, 49th Floor, Toronto, Ontario M5J 2S1 Canada. Schedule I to this Offer to Purchase contains information with respect to the executive officers and directors of Parent, Purchaser and Onex.

     Except as otherwise set forth in this Offer to Purchase (including Schedule I hereto), none of Parent, Purchaser or Onex, nor, to the best knowledge of Parent, Purchaser and Onex, any of the persons listed in Schedule I hereto, owns or has any right to acquire any Shares, and none of them has effected any transaction in the Shares during the past 60 days.

     Except as set forth in this Offer to Purchase, none of Parent, Purchaser or Onex, nor, to the best knowledge of Parent, Purchaser and Onex, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of Parent, Purchaser or Onex, nor, to the best knowledge of Parent, Purchaser and Onex, any of the persons listed in Schedule I hereto, has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

     Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between any of Parent, Purchaser or Onex, or their respective subsidiaries, or, to the best knowledge of Parent, Purchaser and Onex, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

     10. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by Purchaser to purchase all Shares that may be tendered pursuant to the Offer and in the Merger, and to pay the related fees and expenses, is estimated to be approximately $215 million.

     Purchaser intends (i) to finance the Offer and certain related expenses with (a) a senior credit facility of $110 million secured by the Shares being tendered (the "Tender Facility") and (b) a capital contribution from Onex and
(ii) to finance the Merger and certain related expenses and to cause the Surviving Corporation to refinance certain indebtedness of the Company, to repay amounts owing under the Tender Facility and to provide for other general corporate purposes of the Surviving Corporation with senior secured credit facilities of up to $210 million (the "Merger Facilities"), comprised of a $30 million five-year revolving credit facility, a $45 million five-year term loan and a $135 million six-and-one-half-year term loan (the Tender Facility and the Merger Facilities are collectively referred to as the "Credit Facilities"). The Credit Facilities are to be provided pursuant to a commitment letter dated April 7, 1999 (the "Commitment Letter") with Canadian Imperial Bank of Commerce ("CIBC").

     The funding of the Credit Facilities will be subject to customary closing conditions, including, among others, (i) the negotiation, execution and delivery on or before June 15, 1999 of definitive documentation with respect to the Credit Facilities satisfactory to CIBC and its counsel, (ii) completion and satisfaction by CIBC with respect to a due diligence investigation of the legal structure of the transaction (including tax matters related thereto), (iii) the absence of any material adverse change since December 31, 1998 in or affecting the business, results of operations, assets, liabilities, condition (financial or otherwise) or prospects of the Company and its subsidiaries taken as a whole, or Parent and Purchaser, taken together, (iv) the absence of a material disruption of or material adverse change in financial, banking or capital market conditions that, in the judgment of CIBC, could materially impair the syndication of the Credit Facilities and (v) the receipt of all necessary governmental and third party approvals in connection with the Credit Facilities and the consummation of the Offer.

     In addition to the conditions set forth in the preceding paragraph, the funding of the Tender Facility is subject to additional conditions, including, among others, (i) the receipt by Purchaser of a specified capital contribution from Onex, (ii) the receipt by CIBC of a satisfactory pro forma projected balance sheet of the Surviving Corporation as of the Effective Time, satisfactory audited and interim unaudited financial statements of the Company and a satisfactory business plan for fiscal years 1999-2003 for the Surviving Corporation, (iii) the fees and expenses for the Offer and the Merger not exceeding $14.4 million and (iv) the receipt by CIBC of satisfactory confirmation of continued accuracy of previously completed environmental due diligence.

     It is anticipated that the definitive agreements relating to the Credit Facilities will contain customary representations and warranties and certain covenants, including limitations on indebtedness, liens, restricted payments and similar matters, as well as certain mandatory prepayment obligations customary for transactions of this nature.

     Although Parent expects that the Credit Facilities will be available to provide funds for the consummation of the Offer and the Merger in accordance with their respective terms, there can be no assurance that the Credit Facilities will be consummated. In the event the Credit Facilities are not consummated, Onex has agreed to provide or cause to be provided to Purchaser the funds necessary to purchase all outstanding Shares (on a fully-diluted basis) pursuant to the Offer and the Merger and to pay all fees and expenses related to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Onex has sufficient cash and other liquid assets to satisfy such obligations. The Offer is not conditioned upon the availability of financing under the Credit Facilities or otherwise.

     11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY. On January 4, 1999, a representative of CIBC contacted William L. Selden, the Company's Chairman of the Board, to advise Mr. Selden that Onex had expressed interest in looking at the Company. Mr. Selden informed CIBC's representative that he would be willing to meet with Onex, and Mr. Selden was then contacted by Mark Hilson, a Vice President of Onex. On January 12, 1999, Mr. Hilson and Nigel Wright, a principal of Onex, met with Mr. Selden at his offices in Westport, Connecticut to discuss the Company. Messrs. Hilson and Wright spoke generally of Onex's possible interest in pursuing an acquisition of the Company, but did not discuss price or structure.

     On January 28, 1999, Messrs. Hilson and Wright contacted Mr. Selden and scheduled a telephone call for February 1, 1999. On the February 1, 1999 telephone call, Messrs. Hilson, Wright and Selden discussed generally the Company's operations and historical results. Messrs. Hilson and Wright again expressed Onex's possible interest in pursuing an acquisition of the Company, based upon their research of the industry and publicly available information about the Company. Mr. Selden requested that Onex express its interest in writing.

     On February 3, 1999, Onex delivered a letter to Mr. Selden proposing an all cash acquisition of the Company for $30-$31 per Share through a tender offer, subject to completion of due diligence. The letter requested that Onex be granted a 45-day exclusivity period in which to complete due diligence and negotiate a transaction. Messrs. Hilson and Wright then had a telephone conversation with Mr. Selden, during which Mr. Selden stated that another party had approached him regarding its potential interest in acquiring the Company. He gave no details as to the identity of the party or the nature or terms of its interest. Mr. Selden indicated that he would send both proposals to the Board and that the Board would determine the process to adopt.

     During the first week of February, 1999, Mr. Selden had several phone conversations with Messrs. Hilson and Wright. Mr. Selden subsequently contacted Messrs. Hilson and Wright and asked them to be more specific concerning how Onex would finance this purchase as well as what financial incentives it would provide the existing Company management. In a separate telephone conversation, Mr. Selden indicated to Messrs. Hilson and Wright that he would send the proposals received by him to the full Board by the middle of the following week. He also stated that the Board would retain Warburg Dillon Read LLC ("WDR") to provide financial advice and a fairness opinion.

     On February 11, 1999, Onex delivered a letter to Mr. Selden responding to his questions about Onex's financing and management incentives. On February 19, 1999, Messrs. Hilson, Wright and Selden had a telephone conversation, during which Onex requested the Company's consent to contact CIBC to discuss CIBC's interest in possibly financing Onex's acquisition of the Company. This consent was given on March 24, 1999.

     On February 25, 1999, Onex delivered a letter to Mr. Selden reiterating its interest in the Company and further detailing its future plans for the Company and incentives for management. Onex proposed a 10-day exclusivity period to allow Onex to complete due diligence and make a final decision whether to proceed with a transaction. Onex stressed that it did not want to participate in an auction process.

     On March 4, 1999, Messrs. Hilson and Wright had two conversations with Mr. Selden. In the first conversation, Mr. Selden informed Messrs. Hilson and Wright that a Board meeting would be held later that day and that the Board had received more than one firm expression of interest. Messrs. Hilson and Wright advised Mr. Selden that an affiliate of Onex had acquired 4.9% of the Shares. In the second conversation, Mr. Selden advised Onex that the Board had received and reviewed three serious expressions of interest. Mr. Selden informed Messrs. Hilson and Wright that the Board had instructed management to meet with each interested party and to report back to the Board. He invited the Onex representatives to meet with Robert Ammerman, the Company's chief executive officer, and R. Charles Blackmon, Jr., the Company's Executive Vice
President -- Chief Financial Officer, at the offices of the Company's counsel, Fulbright & Jaworski L.L.P. ("F&J"), in New York City on March 12, 1999, subject to executing a satisfactory confidentiality agreement. Mr. Selden stated that Messrs. Ammerman and Blackmon would make a presentation on the Company and assess the proposals of each of the three parties that had expressed an interest.

     On March 5, 1999, Barbara Alexander of WDR advised Mr. Hilson that WDR had been engaged by the Company to advise the Board in connection with the proposals received by it.

     As of March 8, 1999, Onex entered into a confidentiality agreement with the Company. See Section 13.

     On March 9, 1999, Onex received a letter from WDR confirming the date and time of Onex's meeting with the Company's management. The letter also set forth an agenda for the meeting, which included a presentation by the Company's management as well as a presentation by Onex with respect to its financing for and ability to close a transaction quickly and its plans for the Company and the Company's management and employees post-closing.

     Messrs. Ammerman and Blackmon, together with WDR, met with Onex on March 12, 1999 in New York City. The meeting involved a general discussion of the Company's operations, financial performance, 1999 budget and five year strategic plan, as well as Onex's proposed plans for the Company and management following the closing of a transaction. WDR requested that Onex firm up its indication of interest by March 19, 1999. The Company's management and WDR had several follow-up conversations with Onex during the week of March 15 to provide additional information and respond to additional questions.

     On March 18, 1999, Onex delivered a letter to WDR expanding on its proposal with respect to management incentives to be provided by Onex. Subsequently, Onex orally advised WDR that Onex was prepared to pay $32 per Share.

     On March 24, 1999, David Dickson of WDR notified Onex that the Board had determined to give Onex an exclusive period of up to four weeks to complete its due diligence and negotiate an agreement. Onex was also advised that it could contact CIBC about financing a proposed acquisition. Onex and the Company set up a series of due diligence meetings, beginning with a meeting with the Company's full management team on March 31, 1999 in Atlanta, Georgia, to be followed by visits to the Company's facilities during the week of April 5, 1999.

     On March 25, 1999, WDR notified Onex that the Company had received a higher unsolicited offer and stated that, as a result, the Company could not negotiate with Onex on an exclusive basis. WDR inquired whether Onex would be interested in participating in an auction or increasing its offer.

     During March 25 to 27, 1999, Onex had several telephone conversations with Messrs. Ammerman and Blackmon.

     On March 26, 1999, Onex orally indicated to WDR that it was raising its offer to $34, that it would accelerate its due diligence and would be ready to sign an agreement to acquire the Company by April 2, 1999, but wanted a 4% topping fee rather than the 3.5% fee proposed in its prior indications of interest. On the evening of March 28, 1999, Onex reiterated to WDR that it would not participate in an auction.

     From March 29 to March 31, 1999, Messrs. Hilson and Wright met with the Company's management and visited the Company's Eufaula, Alabama, Little Rock, Arkansas, and Birmingham, Alabama facilities.

     On March 29, 1999, Kaye, Scholer, Fierman, Hays & Handler, LLP, counsel for Onex ("KSFH&H"), delivered a proposed Agreement and Plan of Merger to F&J. Later that day, WDR contacted Onex, indicating that another party had increased its bid; Onex subsequently increased its bid to $34.50, but said it wanted an exclusive negotiating right through April 5, 1999. That evening, F&J sent its version of a proposed Agreement and Plan of Merger (the "Proposed Agreement") to KSFH&H.

     On March 30, 1999, the Company entered into an exclusivity agreement (the "Exclusivity Agreement") with Onex, giving Onex an exclusive negotiating right through April 5, 1999, but giving the Board the right to terminate the exclusive right if it determined it was required to do so in the exercise of its fiduciary duties. On March 30, 1999, KSFH&H began to review documents at the data room at F&J.

     On March 31, 1999, WDR sent a letter to Onex notifying it that the Company was terminating the Exclusivity Agreement based on its fiduciary duty to consider another party's offer, and that the Board of Directors had scheduled a meeting for April 7, 1999 at 1:00 p.m. to consider any proposals and to take whatever action it deemed to be in the best interests of stockholders.

     On April 1, 1999 and over the ensuing days, Messrs. Hilson and Wright had several conversations with Messrs. Ammerman and Blackmon regarding follow-up questions, and KSFH&H continued to review the due diligence documents made available by F&J and the Company. On April 5, 1999, Messrs. Ammerman and Blackmon met with members of Onex management, including Messrs. Hilson and Wright, in Toronto, Canada for further due diligence meetings. On April 5, 1999, KSFH&H delivered a mark-up of the Proposed Agreement to F&J. Representatives of Onex continued their due diligence examination of the Company.

     On April 6, 1999, Messrs Ammerman and Blackmon had telephone conversations with representatives of Onex and F&J held discussions with KSFH&H to finalize the Proposed Agreement.

     On April 7, 1999, F&J continued to negotiate with KSFH&H to finalize the Proposed Agreement. Immediately prior to the scheduled Board meeting, Onex submitted its offer in writing to the Company.

     Following the Board meeting, the Company and Onex signed the Merger Agreement and the transaction was announced prior to the opening of the Nasdaq National Market on April 8, 1999.

     12. PURPOSE OF THE OFFER AND THE MERGER; SHORT FORM MERGER; PLANS FOR THE COMPANY; APPRAISAL RIGHTS; GOING PRIVATE TRANSACTIONS.

     Purpose of the Offer and the Merger; Possible Short Form Merger. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire control of, and to own the entire equity interest in, the Company. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Onex. The Offer is intended to increase the likelihood that the Merger will be effected.

     The Board has unanimously (with one director not present) approved the Merger and adopted the Merger Agreement. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Board may be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholder's meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

     If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger Agreement at the stockholders' meeting without the affirmative vote of any other stockholder.

     If Purchaser acquires at least 90% of the Shares, the DGCL permits Purchaser to consummate the Merger without a stockholders' meeting and without the approval of, or prior notice to, the other Company stockholders (a "short form merger"). If Purchaser acquires at least 90% of the outstanding Shares, Purchaser anticipates that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition without a meeting of the Company's stockholders. If, however, after consummation of the Offer, Purchaser owns less than such number of Shares, a vote of the Company's stockholders will be required under the DGCL to approve the Merger, and a significantly longer period will be required to effect the Merger.

     After completion or termination of the Offer, Purchaser reserves the right, but has no current intention, to acquire or sell Shares in open market or negotiated transactions. There can be no assurance that Purchaser will acquire any additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, unless the Minimum Condition is satisfied, no assurance can be given as to when the Merger will be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer.

     Plans for the Company. The Merger Agreement provides that Purchaser will be merged with and into the Company following the Offer, and that the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation following the Merger (except that the name of the Surviving Corporation will be changed to American Buildings Company).

     Pursuant to the Merger Agreement, the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, and the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     Upon consummation of the Merger, the Surviving Corporation will become a wholly-owned subsidiary of Parent, which intends to manage and operate the Surviving Corporation as an independent operating unit. It is expected that the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Surviving Corporation substantially as they are currently being conducted. Following consummation of the Offer, and thereafter following the Merger, Parent will continue to evaluate the Company and its assets, business, operations, properties, policies (including dividend policies), corporate structure, capitalization, capital expenditures, liquidity and management and will make such changes as it deems desirable in light of the circumstances that then exist.

     Once the Offer is consummated, if permitted by the NASD and the Exchange Act, and in any event upon consummation of the Merger, it is the intention of Purchaser and Parent to cause the Company to file applications to withdraw the Shares from listing and trading on the Nasdaq National Market and to terminate the registration of the Shares under the Exchange Act. See Section 7.

     Except as otherwise described in this Offer to Purchase, Purchaser has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries outside the ordinary course of business; (c) any change in the Board or management of the Company; (d) any material change in the present capitalization or the dividend policy of the Company; (e) any other material change in the Company's corporate structure or business; or (f) a class of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of any registered national securities association.

     Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, in the event that Purchaser is deemed to have acquired control of the Company pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby stockholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If Rule 13e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to the stockholders of the Company other than Purchaser, Parent and their affiliates in the Merger or such alternative transaction, be filed with the Commission and disclosed to stockholders prior to consummation of the Merger or such alternative transaction. If registration of the Shares under the Exchange Act were terminated, Rule 13e-3 would be inapplicable to any such transaction.

     13. MERGER AGREEMENT; CERTAIN OTHER AGREEMENTS. The following are summaries of the material terms of the Merger Agreement, a letter of undertaking from Onex to the Company dated April 7, 1999 (the "Letter of Undertaking") and a confidentiality agreement between Onex and the Company dated as of March 8, 1999 (the "Confidentiality Agreement"). These summaries are not complete descriptions of the agreements and are qualified in their entirety by reference to the complete text of the agreements, a copy of each of which is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 filed jointly with the Commission by Parent, Purchaser and Onex, and is incorporated by reference herein. Capitalized terms not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

  THE MERGER AGREEMENT

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, Purchaser will not (i) waive the Minimum Condition, (ii) reduce the number of Shares to be purchased in the Offer, (iii) reduce the Offer Price, (iv) modify or add to the conditions to the Offer described in Section 15, (v) except as set forth in the following two sentences, extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) amend any other term of the Offer in a manner adverse to the holders of the Shares. However, if on the initially scheduled Expiration Date any of the conditions to the Offer has not have been satisfied or waived, Purchaser may, without the consent of the Company, extend the Expiration Date on one or more occasions for up to 10 Business Days for each extension or for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer. In addition, if immediately prior to the Expiration Date, as it may be extended, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the Shares tendered and not withdrawn pursuant to the Offer (together with the Shares then owned by Purchaser and its affiliates) are less than 90% of the outstanding Shares, Purchaser may extend the Offer for a period of not more than 10 Business Days.

     The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions set forth therein, at the Effective Time, Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation as a direct subsidiary of Parent.

     The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) if required by applicable law, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares; (ii) no statute, rule or regulation shall have been enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger or makes the consummation of the Merger unlawful, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger shall be in effect, provided, however, that each of the parties is obligated to use reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; (iii) all actions by or in respect of or filings with any U.S. federal governmental entity required to permit the consummation of the Merger shall have been completed; and (iv) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided, however, this condition in clause (iv) shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     At the Effective Time of the Merger, (i) each issued and outstanding Share (other than Shares that are held by stockholders properly exercising dissenters' rights under the DGCL and those referred to in clause (ii) below) shall be canceled and retired and be converted into the right to receive in cash the Merger Consideration, (ii) each Share owned by the Company, Parent or Purchaser or any subsidiary of the Company immediately prior to the Effective Time shall be canceled and no payment shall be made with respect thereto and (iii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser from time to time shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, up to that percentage of the total number of directors on the Board (giving effect to the election of any additional directors described below) equal to the percentage of then outstanding Shares so accepted for payment, together with Shares owned by Parent or any of its affiliates, and the Company will, at such time, cause Purchaser's designees to be so elected by its existing Board; provided, however, that in the event that such designees are elected to the Board, until the Effective Time such Board must have at least two Independent Directors; and provided, further, that if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers of the Company or stockholders, affiliates or associates of Purchaser or Parent, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election of Purchaser's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the affirmative vote of a majority of the Independent Directors.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by the DGCL in order to consummate the Merger, as soon as practicable following the acceptance for payment of, and payment for, shares by Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders to consider and vote upon the approval of the Merger Agreement and the Merger and all other necessary matters (the "Company Proposals"), with a record date following the acceptance for payment of, and payment for, Shares pursuant to the Offer. The Merger Agreement provides that the Company will, if required, as soon as practicable following the expiration of the Offer, file with the Commission and, when cleared by the Commission, mail to stockholders, a proxy statement in connection with a meeting of the Company's stockholders to vote upon the Company Proposals, or an information statement, as appropriate, satisfying all requirements of the Exchange Act. If Purchaser acquires at least a majority of the Shares, it will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     The Merger Agreement provides that in the event that Parent acquires at least 90% of the Shares, pursuant to the Offer or otherwise, Parent, Purchaser and the Company will, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Offer, without a meeting of stockholders of the Company, in accordance with the DGCL.

     Options. Each option to purchase Shares outstanding immediately prior to the Effective Time (collectively, "Options"), whether or not then vested or exercisable, shall at the Effective Time be canceled and be converted into the right to receive an amount in cash in respect thereof equal to the product of
(1) the excess, if any, of the Merger Consideration over the per Share exercise price thereof and (2) the number of Shares subject thereto immediately prior to the Effective Time.

     Conduct of Business Pending the Merger. In the Merger Agreement, the Company has agreed that, during the period from April 7, 1999 to the Effective Time, it will, and will cause each of its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect (as defined in the Merger Agreement) on the Company and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors, designers, builders/dealers, contractors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, without Parent's consent, during the period from April 7, 1999 to the Effective Time, the Company has agreed that it will not, and will not permit any of its subsidiaries to:

          (i) (w) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, except for dividends by a direct or indirect wholly-owned subsidiary to its parent, (x) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, (y) purchase, redeem or otherwise acquire any shares of its capital stock or capital stock or other equity interests of any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares, equity interests or other securities or (z) amend the terms of any outstanding capital stock of the Company or any of its subsidiaries or any other equity interests or securities thereof or any rights, warrants or options to acquire any such stock, equity interests or other securities;

          (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or other equity interests, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity interests, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Options outstanding on April 7, 1999 and in accordance with their present terms);

          (iii) amend its Certificate of Incorporation, By-laws or other comparable charter or organizational documents;

          (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, except purchases in the ordinary course of business consistent with past practice;

          (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien (other than liens pursuant to its existing credit facility) or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the Company and its subsidiaries, except sales in the ordinary course of business consistent with past practice;

          (vi) (y) incur, assume or prepay any indebtedness for borrowed money, including obligations in respect of capital leases (other than capital leases entered into with respect to capital expenditures permitted under clause (vii) below), or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, or guarantee any debt securities of another person, except for borrowings under its revolving credit facility for working capital purposes, the endorsement of checks in the normal course of business and the extension of credit in the normal course of business, or
     (z) make any loans, advances or capital contributions to, or investments in, any other person, other than (A) to any direct or indirect wholly-owned subsidiary or (B) up to $800,000 of advances to American Buildings Company Asia, L.P. ("ABC Asia") for plant expansion and monthly advances for purchases of equipment and salary in accordance with past practice, which advances are reimbursed to the Company or (C) travel and similar advances to employees in accordance with past practice;

          (vii) except for the items currently contracted for by the Company and the items contemplated by the Company's 1999 capital expenditure budget made available to Parent, make or agree to make any new capital expenditure or expenditures other than expenditures which, in the aggregate, are not material in amount;

          (viii) make any material tax election or settle or compromise any material income tax liability;

          (ix) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the reports, schedules, forms, statements and other documents filed by the Company with the Commission after December 31, 1998 and publicly available prior to April 7, 1999, or incurred after December 31, 1998 in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party;

          (x) except in the ordinary course of business, modify, amend or terminate any Material Contract (as defined in the Merger Agreement) to which the Company or any of its subsidiaries is a party, or waive, release or assign any material rights or claims;

          (xi) except as required to comply with applicable law, (A) adopt, enter into, terminate or amend any Benefit Plans (as defined in the Merger Agreement), (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice, but specifically excluding the grant of any stock-related awards or compensation), (C) pay any benefit not provided for under any Benefit Plan, (D) except as permitted in clause (B) above, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or remove existing restrictions in any Benefit Plans or agreement or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (xii) other than as required by law or generally accepted accounting principles, make any material change to its accounting policies or procedures;

          (xiii) make any investment in any person other than in readily marketable securities in an amount in excess of $100,000 in the aggregate whether by purchase of stock or securities, contributions to capital or any property transfer, or purchase for an amount in excess of $250,000 in the aggregate, any property or assets of any other individual or entity, other than investments in ABC Asia permitted by clause (vi) above;

          (xiv) except in the ordinary course of business consistent with past practice, license or permit any third party to use any intellectual property;

          (xv) waive or amend any term or condition of any confidentiality or "standstill" agreements to which the Company or any of its subsidiaries is a party;

          (xvi) settle or compromise any pending or threatened litigations without Purchaser's consent (which consent will not be unreasonably withheld or delayed), other than settlements of litigations which involve solely the payment of money not covered by insurance not to exceed $250,000 in any one case or $500,000 in the aggregate;

          (xvii) permit any material insurance policy naming the Company or any subsidiary as a beneficiary or loss payable payee to be canceled or terminated; or

          (xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

     No Solicitation. The Merger Agreement provides that the Company shall not, and shall not permit any of its subsidiaries to, and shall use its reasonable best efforts to ensure that its officers, directors or employees or any investment banker, attorney or other advisor or representative retained by it or any of its subsidiaries do not, (i) solicit, initiate or encourage the submission of, any Acquisition Proposal (as defined below), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, to the extent required by the fiduciary obligations of the Board, determined in good faith by a majority of the disinterested members thereof (after consultation with the Board's outside counsel and financial advisor), the Company may, in response to an unsolicited Acquisition Proposal that, in the good faith determination by a majority of the disinterested members of the Board (after consultation with the Board's outside counsel and financial advisor), constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined below), furnish information with respect to the Company to any third party pursuant to a customary confidentiality agreement (which shall be no less favorable to the Company than the Confidentiality Agreement) and discuss such information with such person and participate in negotiations regarding such Superior Proposal. "Acquisition Proposal" means any inquiry, proposal or offer from any third party relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries, or more than a 20% interest in any voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to any merger, sale of all or substantially all of the Company's assets, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any transaction that would result in a Change of Control (as defined below) that, in any case, the Board determines in its good faith judgment (after consultation with the Board's outside counsel and financial advisor) to be more favorable to the holders of Shares than the Merger and for which any necessary financing is then committed. "Change of Control" means any third party shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 40% or more of the Company's outstanding common stock.

     Pursuant to the Merger Agreement neither the Board nor any committee thereof is permitted to (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Board, to the extent required by the fiduciary obligations thereof, as determined in good faith by a majority of the disinterested members thereof (after consultation with the Board's outside counsel and financial advisor), may (subject to the following limitations), (i) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend any Superior Proposal or (iii) prior to any purchase by Purchaser of Shares pursuant to the Offer upon satisfaction of the Minimum Condition, provided the Company simultaneously terminates the Merger Agreement in accordance with the terms of the Merger Agreement, cause the Company to enter into a definitive agreement with respect to such Superior Proposal, in each case provided that (x) a Superior Proposal has been made and not withdrawn and (y) neither the Company nor any of its subsidiaries shall have violated certain restrictions set forth in the Merger Agreement.

     Board of Directors; Officers. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate members of the Board, as further described above under the caption "The Company's Board of Directors." After the time that Purchaser's designees are elected to the Board and until the Effective Time, any amendment or termination of the Merger Agreement and any exercise or waiver of the Company's rights under the Merger Agreement shall also require the approval of a majority of the Independent Directors.

     Under the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     Access to Information. Pursuant to the Merger Agreement, subject to the Confidentiality Agreement, the Company shall, and shall cause each of its subsidiaries to, afford to Parent, and to Parent's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective offices, properties, books, contracts, commitments, personnel and records, provided that such access shall not interfere with the normal business operations of the Company, and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to Parent
(a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request.

     Employee Benefits Matters. Under the Merger Agreement, for a period of at least 18 months from the Effective Time, the Surviving Corporation will provide pension, health and welfare benefits to employees of the Company and its subsidiaries who continue their employment after the Effective Time which are generally not less favorable in the aggregate to such continuing employees than the benefits being provided to such continuing employees immediately prior to the Effective Time. The Surviving Corporation will recognize the service of each continuing employee through the Effective Time as if such service had been performed with the Surviving Corporation for purposes of eligibility and vesting under the Surviving Corporation's benefit plans.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the Company shall, to the fullest extent permitted by
Section 145 of the DGCL and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted by Section 145 of the DGCL, indemnify, defend and hold harmless each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (collectively, the "Indemnified Parties" and individually, the "Indemnified Party") against all losses, liabilities, expenses, claims or damages in connection with any claim, suit, action, proceeding or investigation based in whole or in part on the fact that such Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and arising out of acts or omissions occurring prior to and including the Effective Time (including but not limited to the transactions contemplated by the Merger Agreement), for a period of not less than six years following the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

     Under the Merger Agreement, Parent has agreed to cause the Certificate of Incorporation and By-Laws of the Surviving Corporation and its subsidiaries to include provisions for the limitation of liability of directors and indemnification of the Indemnified Parties to the fullest extent permitted under applicable law and not to permit the amendment of such provisions in any manner adverse to the Indemnified Parties, as the case may be, without the prior written consent of such persons, for a period of six years from and after the date of the Merger Agreement. The Merger Agreement further provides that in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, the Surviving Corporation will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, subject to the provision by such Indemnified Party of an undertaking to reimburse such payments in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. The Surviving Corporation is obligated to pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement or any action involving an Indemnified Party resulting from the transactions contemplated by the Merger Agreement.

     In addition, the Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation shall cause to be maintained policies of directors' and officers' liability insurance comparable to those currently maintained by the Company for the benefit of directors and officers of the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are substantially equivalent) with respect to matters occurring prior to the Effective Time, provided that the Surviving Corporation is not obligated to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance (the Company has represented that the annual premium is currently approximately $140,000), and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     The Merger Agreement further provides that in the event the Company or the Surviving Corporation or any of their respective successors (i) is consolidated with or merges into another person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent shall make or cause to be made proper provision so that the successors or transferees of the Company or the Surviving Corporation, as the case may be, shall comply in all material respects with such indemnification and insurance provisions.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties with respect to the Company, including, without limitation, (i) the Company's organization and capitalization, (ii) that the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), (iii) relating to required consents, approvals and governmental filings, (iv) the accuracy of the Company's documents and reports filed with the Commission and the Company's financial statements, (v) the absence of certain changes or events which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (vi) the absence of certain litigation,
(vii) the Company's employee benefit plans and other employment matters, (vii) title to and condition of property, (viii) tax matters, (ix) environmental matters, (x) intellectual property matters, (xi) insurance matters, (xii) business relationships and restrictive agreements, (xiii) material contracts,
(xiv) product warranties and related matters and (xv) Year 2000 compliance.

     In the Merger Agreement, Parent and Purchaser have made customary representations and warranties, including, without limitation, relating to their respective corporate organization, authority to execute, deliver and perform the Merger Agreement, and that Parent has available to it sufficient funds to consummate the Offer and the Merger in accordance with the terms of the Merger Agreement.

     Conditions to the Merger. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares; (b) no statute, rule or regulation shall have been enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger or makes the consummation of the Merger unlawful, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger shall be in effect, provided, however, that each of the parties is obligated to use reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; (c) all actions by or in respect of or filings with any U.S. federal governmental entity required to permit the consummation of the Merger shall have been completed; and (d) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided, however, that this condition in clause (d) is not applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination. The Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company:

     (a) by mutual written consent of Parent, Purchaser and the Company (by action of the Independent Directors only following the purchase of Shares pursuant to the Offer);

     (b) by either Parent or the Company (by action of the Independent Directors only following the purchase of Shares pursuant to the Offer): (i) if any court or governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties are obligated to use their reasonable best efforts to lift) restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (ii) if (x) the Offer shall have expired without any Shares being purchased therein or (y) Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer by July 14, 1999; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser to purchase the Shares pursuant to the Offer on or prior to such date;

     (c) by the Company: (i) if Parent and/or Purchaser fails to commence the Offer as provided in the Merger Agreement; provided, that the Company may not terminate the Merger Agreement if the Company is at such time in breach of its obligations under the Merger Agreement such as to (x) cause a Material Adverse Effect on the Company or (y) prevent the purchase of Shares pursuant to the Offer or the Merger; (ii) in connection with entering into a definitive agreement with respect to a Superior Proposal, provided (x) that the Company has notified Parent in writing of its intent to enter into such definitive agreement at least three Business Days prior to the termination of the Merger Agreement, and the relevant Acquisition Proposal continues to be a Superior Proposal notwithstanding any modification by Parent and Purchaser of the terms of the Offer and the Merger, (y) that the Company has complied with all relevant provisions of the Merger Agreement including the notice provisions therein, and
(z) that the Company makes simultaneous payment of the Termination Fee (as defined below); or (iii) if Parent or Purchaser shall have made a material misrepresentation or have breached in any material respect any of their respective representations, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or Purchaser, as applicable; or

     (d) by Parent: (i) if, due to an occurrence, not involving a breach by Parent or Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any of the conditions set forth in Section 15, Parent or Purchaser shall have failed to commence the Offer within five Business Days of the initial public announcement of the Offer; (ii) if, prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Section 15 and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the Company; or (iii) (A) if the Board shall have taken any action pursuant to Section 6.02(b) of the Merger Agreement (including withdrawing or modifying its approval or recommendation of the Offer, the Merger or the Merger Agreement or approving or recommending an Acquisition Proposal) or
(B) the Company shall have entered into any definitive agreement with respect to any Superior Proposal.

     In the event of the termination of the Merger Agreement and the abandonment of the Offer and the Merger pursuant to the terms of the Merger Agreement, the Merger Agreement shall, except as set forth therein, become void and have no effect, without any liability on the part of any party thereto or its affiliates, directors, officers or stockholders.

     Fees and Expenses. Except as set forth below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     The Company is required to pay, or cause to be paid, to Onex a fee equal to $8,000,000 (the "Termination Fee"), payable in immediately available funds prior to or concurrently with termination of the Merger Agreement, if the Merger Agreement is terminated (a) by the Company pursuant to clause (c)(ii) above under "Termination," or (b) by Parent under clause (d)(iii) above under "Termination" or (c) by any party for any reason (other than a material breach of the Merger Agreement by Parent or Purchaser), provided in the case of this clause (c) only (x) an Acquisition Proposal shall have been made by any third party at any time on or after the date of the Merger Agreement and prior to such termination, (y) the Minimum Condition is not satisfied and (z) there is (A) a merger, sale of all or substantially all of the assets, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or a Change of Control, in any case within six months of the date of termination of the Merger Agreement or (B) the Company enters into a definitive agreement for any transaction referred to in clause (A) or a Change of Control within six months of the date of termination of the Merger Agreement and such transaction or Change of Control is subsequently consummated. If the Termination Fee is payable to Onex for any reason, then the Company is also required to reimburse Parent and its affiliates not later than two Business Days after submission of reasonable documentation thereof for 100% of their out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel), in each case, actually incurred by any of them or on their behalf in connection with the Merger Agreement and the transactions contemplated thereby (including the Merger and the arrangement of, obtaining the commitment to provide or obtaining financing for the transactions contemplated by the Merger Agreement (including fees payable to any financing parties and their respective counsel)), up to a maximum reimbursement of $500,000.

     Amendments. The Merger Agreement may be amended by the parties thereto at any time before or after any required approval of the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

     Conditions to the Offer. The Merger Agreement provides for the Minimum Condition and the other conditions to the Offer set forth in Section 15 of this Offer to Purchase.

  THE LETTER OF UNDERTAKING

     Pursuant to the Letter of Undertaking, in consideration for and in order to induce the Company to enter into the Merger Agreement, Onex has agreed to provide or cause to be provided to Parent or Purchaser the funds necessary to
(i) purchase the Shares pursuant to the Offer and the Merger, (ii) pay all fees and expenses related to the transactions contemplated by the Merger Agreement and (iii) pay the liabilities or obligations, if any, of Parent or Purchaser under Section 9.02 of the Merger Agreement in the event of a termination of the Merger Agreement.

  THE CONFIDENTIALITY AGREEMENT

     Pursuant to the Confidentiality Agreement, Onex has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Onex and its representatives by or on behalf of the Company, including notes, analyses, compilations, studies, interpretations or other documents prepared by Onex and its representatives which contain, reflect or are based upon such information ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Onex has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Onex also agreed that, without the prior written consent of the Company, Onex will not directly or indirectly enter into any agreement, arrangement or understanding, or any discussions which might lead to an agreement, arrangement or understanding, with any other person regarding a possible transaction involving the Company for a period of two years from the date of the Confidentiality Agreement. The Confidentiality Agreement further provides that, for a period of two years from the date of the Confidentiality Agreement, without the prior written consent of the Board, neither Onex nor any of its affiliates, acting alone or as a part of a group, may acquire or offer to agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (or direct or indirect rights or options to acquire any voting securities) of the Company, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company. For a period of two years from the date of the Confidentiality Agreement, neither Onex, nor any of its affiliates will solicit to employ (whether as an employee, officer, director, agent, consultant or independent contractor) any current officer or employee of the Company and its subsidiaries with whom Onex had contact or who was specifically identified to Onex during its investigation of the Company, provided that Onex is permitted to hire any such person who responds to a general advertisement not targeted at such person.

     Because Onex is an affiliate of Purchaser and Parent, the provisions of the Confidentiality Agreement are also applicable to Purchaser and Parent.

     14. DIVIDENDS AND DISTRIBUTIONS. The Merger Agreement provides that from April 7, 1999 through the Effective Time, the Company will not and will not permit any of its subsidiaries to (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, except for dividends by a direct or indirect wholly owned subsidiary to its parent, (ii) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or capital stock or other equity interests of any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares, equity interests or other securities.

     15. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition is satisfied and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent, Purchaser or any subsidiary of Parent which constitutes a breach of the Merger Agreement):

          (a) there shall be threatened (with a reasonable likelihood of being brought) or pending by any governmental entity or by any other person any suit, action or proceeding (i) challenging or seeking to make illegal the acquisition by Parent or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as whole or seeking to impose any material adverse conditions in connection therewith, (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its subsidiaries or Parent or Purchaser of a material portion of any material business or material assets of the Company and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of any material business or material assets of the Company and its subsidiaries, taken as a whole, as a result of the Offer or the Merger,
     (iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, or (iv) seeking to prohibit Parent or Purchaser from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) there shall have occurred any events after April 7, 1999 which, individually or in the aggregate, have or are reasonably likely to have a Material Adverse Effect on the Company;

          (d) (i) the Company or the Board or any committee thereof shall have taken any action pursuant to Section 6.02(b) of the Merger Agreement or approved or recommended any Acquisition Proposal or (ii) the Company shall have entered into any definitive agreement for a Superior Proposal;

          (e) the representations and warranties of the Company set forth in the Merger Agreement (disregarding any qualification as to, or exception based on, materiality or Material Adverse Effect) shall not be true and correct (except for failures to be true and correct which would not, individually or in the aggregate, have a Material Adverse Effect) as of the date of the Merger Agreement and as if such representations and warranties were made at any time prior to the purchase of Shares pursuant to the Offer as if made at and as of such time;

          (f) the Company shall have (i) knowingly breached or failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement which is not cured within five days after notice from Purchaser or (ii) breached or failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which breach or failure in the case of this clause (ii)
     (x) has or is reasonably likely to have a Material Adverse Effect or (y) prevents the purchase of Shares pursuant to the Offer or the Merger;

          (g) the Merger Agreement shall have been terminated in accordance with its terms; or

          (h) there shall have occurred and be continuing (i) any general suspension of trading in securities on the New York, Toronto, or American Stock exchanges or in the Nasdaq National Market System (other than circuit breakers), (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada, (iii) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving the United States or Canada (with the exception of any such occurrence involving Iraq or Yugoslavia), (iv) any limitations (whether or not mandatory) imposed by any governmental entity on the nature or extension of credit or further extension of credit by banks or other lending institutions or (v) a currency moratorium on the exchange markets in Canada or the United States with respect to the Canadian or United States dollar;

which, in the judgment of Purchaser in any case and regardless of circumstances, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Purchaser and Parent and may, subject to the terms of the Merger Agreement, be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     16.  CERTAIN REGULATORY AND LEGAL MATTERS.

     General. Except as set forth in this Section 16, Parent, Purchaser and Onex are not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if any of the conditions specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken. If certain types of adverse action are taken with respect to the matters discussed below, or certain approvals, consents, licenses or permits identified below are not obtained, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 15.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     The Company is incorporated under the laws of the State of Delaware.
Section 203 of the DGCL generally prohibits such a Delaware corporation from engaging in certain "business combinations" (defined to include mergers and consolidations) with an "interested stockholder" (defined generally as any person that beneficially owns 15% or more of the outstanding voting securities of the corporation) for a period of three years after the date the person became an interested stockholder unless, before such date, the board of directors of the corporation approved either the business combination or the purchase of more than 15% of the corporation's voting securities by the interested stockholder or certain other statutory conditions have been met. On April 7, 1999, the Board approved the purchase of Shares contemplated by the Offer and the Merger and any purchase of Shares by Onex following the acquisition of Shares pursuant to the Offer. Accordingly, Section 203 is inapplicable to, and will not prevent consummation of, the Merger.

     Based on information supplied by the Company, Purchaser does not believe that any other state takeover statutes purport to apply to the Offer or the Merger. Neither Purchaser nor Parent has currently complied with any other state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any other state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for securities tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any securities tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated only following the expiration or early termination of the applicable waiting period under the HSR Act.

     Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Purchaser's ultimate parent. The Merger Agreement requires that such form be filed as promptly as possible after the date of the Merger Agreement and that early termination of the applicable waiting period be requested. Accordingly, if the Notification and Report Form is filed on April 13, 1999, the waiting period under the HSR Act would expire at 11:59 P.M., New York City time, on April 28, 1999, unless early termination of the waiting period is granted by the Federal Trade Commission ("FTC") and the Department of Justice, Antitrust Division (the "Antitrust Division") or a request for additional information or documentary material is received prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from Purchaser prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser's ultimate parent with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of Purchaser's ultimate parent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties and states' Attorneys General may also bring legal action under the antitrust laws under certain circumstances. If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof. See Section 15.

     17. FEES AND EXPENSES. Parent and Purchaser have retained Morrow & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services hereunder, be reimbursed for their reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection with the Offer including certain liabilities under the securities laws.

     None of Parent, Purchaser or Onex, nor any officer, director, stockholder, agent or other representative of Parent, Purchaser or Onex, will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     18. MISCELLANEOUS. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR ONEX OTHER THAN AS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND, IF ANY SUCH INFORMATION OR REPRESENTATION IS GIVEN OR MADE, IT SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PURCHASER, PARENT OR ONEX.

     Purchaser, Parent and Onex have jointly filed a Tender Offer Statement on
Schedule 14D-1 with the Commission, pursuant to Rule 14d-1 of the Exchange Act, together with exhibits furnishing certain information with respect to the Offer. Such Schedule 14D-1 and any amendments thereto, including all exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they may not be available at the regional offices of the Commission).

                                          ABCO ACQUISITION CORP.

April 13, 1999

                                                                      SCHEDULE I

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                     OFFICERS OF PARENT, PURCHASER AND ONEX
           AND PURCHASES OF COMPANY SHARES BY ONEX AND ITS AFFILIATES

     DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER. The following table sets forth the name and positions of each director and executive officer of Parent and Purchaser. Each such person is a citizen of Canada and the business address of each such person is c/o Onex Investment Corporation, 712 Fifth Avenue, 40th Floor, New York, New York 10019. The positions set forth opposite each individual's name refer to positions with each of Parent and Purchaser. The directors and executive officers of Parent and Purchaser have held such positions since April 6, 1999.

NAME                                                             POSITIONS
----                                                             ---------
Mark L. Hilson...............................  President, Treasurer and Director
Nigel S. Wright..............................  Vice President, Secretary and Director

     Mr. Wright has been a principal of Onex since 1997. Prior to joining Onex, Mr. Wright was a partner in the law firm of Davies, Ward & Beck in Ontario, Canada for more than three years. Additional information about Mr. Hilson is set forth in the table below under "Directors and Executive Officers of Onex Corporation."

     DIRECTORS AND EXECUTIVE OFFICERS OF ONEX CORPORATION. The following table sets forth, for each director and executive officer of Onex, such person's name, position with Onex, present principal occupation or employment and material occupation, position, offices or employment for the past five years. Unless otherwise indicated, each such person is a citizen of Canada and the business address of each such person is c/o Onex Corporation, Canada Trust Tower, 161 Bay Street, 49th Floor, Toronto, Ontario M5J2S1 Canada.

ONEX CORPORATION

                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT/OTHER POSITIONS AND
NAME                            MATERIAL OCCUPATIONS OR POSITIONS HELD DURING PAST FIVE YEARS
----                            --------------------------------------------------------------
Gerald W. Schwartz............  Chairman of the Board, President, Chief Executive Officer and
                                Director of Onex

Ewout R. Heersink
(Netherlands Citizen).........  Vice President and Chief Financial Officer of Onex

Mark L. Hilson................  Vice President of Onex

Anthony R. Melman.............  Vice President of Onex

Anthony Munk..................  Vice President of Onex

Seth M. Mersky
(U.S. Citizen)................  Vice President of Onex

John S. Elder, Q.C............  Secretary of Onex; Vice Chairman of the law firm of Fraser
                                Milner
                                Business Address: 1 First Canadian Place, 100 King Street West
                                Toronto, Ontario M5X 1B2 Canada

Dan C. Casey..................  Director of Onex; Chairman and Chief Executive Officer of
                                Creson Corporation, an Ontario real estate company
                                Business Address: Creson Corporation, 16 Clarence Square
                                Toronto, Ontario M5V 1H1 Canada

Donald H. Gales...............  Director of Onex
                                Business Address: Ellesmere Britannia, P.O. Box 1698GT,
                                Villa 639 Grand Cayman Island, British West Indies

Serge Gouin...................  Director of Onex; Vice Chairman of Salomon Smith Barney
                                Canada, Inc.
                                Business Address: Salomon Smith Barney, Canada, Inc. 1250
                                Rene-Levesque Boulevard, W. #2200 Montreal, Quebec, H3B 4W8
                                Canada

                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT/OTHER POSITIONS AND
NAME                            MATERIAL OCCUPATIONS OR POSITIONS HELD DURING PAST FIVE YEARS
----                            --------------------------------------------------------------
Brian M. King.................  Director of Onex
                                Business Address: 13805 Ponderosa Way, Vernon,
                                British Colombia V1B 1A2 Canada

J. William E. Mingo, Q.C. ....  Director of Onex; Partner at Stewart McKelvey Stirling Scales,
                                a law firm in Halifax, Nova Scotia
                                Business Address: Stewart McKelvey Stirling Scales, 1959 Upper
                                Water St., 10th Floor, Halifax, Nova Scotia B3J2X2 Canada

J. Robert S. Prichard, O.C. ..  Director of Onex; President of the University of Toronto
                                Business Address: University of Toronto, 27 Kings College
                                Circle, Simcoe Hall, Room 206, Toronto, Ontario M5S 1A1 Canada

R. Geoffrey P. Styles.........  Director of Onex; Corporate Director of Royal Bank
                                Business Address: Royal Bank Plaza, Suite 3115, South Tower,
                                Toronto, Ontario M5J 2J5 Canada

Arni C. Thorsteinson..........  Director of Onex; President of Shelter Canadian Properties
                                Limited
                                Business Address: Shelter Canadian Properties Limited, 2600-7
                                Evergreen Place, Winnipeg, Manitoba R3L 2T3 Canada

PURCHASES OF COMPANY SHARES BY ONEX AND ITS AFFILIATES

     A wholly-owned subsidiary of Onex (1306365 Ontario Inc.) purchased a total of 255,000 Shares during the past 60 days, as follows:

                                                              NUMBER OF    PRICE PER
                         TRADE DATE                            SHARES        SHARE
                         ----------                           ---------    ---------
February 16, 1999...........................................    97,100      $21.80
February 17, 1999...........................................    85,600       21.69
February 23, 1999...........................................    17,200       20.67
February 24, 1999...........................................    25,100       20.63
February 26, 1999...........................................    30,000       20.59
                                                               -------
                                                               255,000

     All of the transactions were effected through a registered broker-dealer on the Nasdaq National Market. The total purchase price for the Shares, including commissions, was $5,464,305.33.

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY
                                 40 WALL STREET
                               NEW YORK, NY 10005

                             Facsimile Copy Number:
                                 (718) 234-5001

                             Confirm by Telephone:
                                 (718) 921-8200

                             For Information Call:
                                 (718) 921-8200

Any questions or requests for assistance or additional copies of the Offer to Purchase and the related Letter of Transmittal, and other tender offer materials, may be directed to the Information Agent at its telephone numbers and address listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                     Banks and Brokerage Firms Please Call:
                                 (800) 662-5200

                           Stockholders Please Call:
                                 (800) 566-9061